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[Letterhead of British Aerospace]



23rd December 1996


Mr. C. Goumy,
MCN Sat US Inc. and Lagardere Groupe SA
37 avenue Louis Breguet - BPI,
78146 Velizy-Villacoublay Cedex,
FRANCE


Dear Sir:

We refer to the Contingent Transponder Agreement dated 26th January 1995, among British Aerospace Plc ("BAe"), MCN Sat US, Inc. ("MCN"), and Lagardere Groupe, being the successor to Matra Hachette SA (the "Indemnity Agreement") pursuant to which BAe agreed to indemnify MCN for 75/175 of the actual amount paid by MCN to International Private Satellite Partners, LP ("IPSP") under that certain Contingent Communications Satellite Capacity Agreement, dated as of 24th October 1990, between MCN and IPSP (the "Contingent Capacity Agreement"). Each of the payments made by BAe to MCN under the Indemnity Agreement is herein called a "BAe Portion". As of the date hereof BAe has paid $2,252,143 to MCN pursuant to the Indemnity Agreement. Capitalized words used herein and not defined shall have the meanings attributed to them in the Indemnity Agreement.

Under Section 1.5 of the Indemnity Agreement, within five days of each date upon which MCN receives a Contingent Payment Distribution from IPSP, MCN is required to pay to BAe 75/175 of such Contingent Payment Distribution until the sum of all such payments made by MCN to BAe equals the sum of all BAe Portions paid by BAe to MCN under Sections 1.1 and 1.2 of the Indemnity Agreement.

Pursuant to the Section 351 Exchange Agreement and Plan of Conversion dated June 1996 as amended by the First Amendment thereto among IPSP, Orion Network Systems, Inc. ("ONS"), Orion Satellite Corporation, British Aerospace Communications Inc. ("BAeComs"), Com Dev Satellite Communications Limited, Kingston Communications International Limited, Lockheed Martin Commercial Launch Services Inc., Trans-Atlantic Satellite, Inc. and MCN (the "Exchange Agreement"), an affiliate of ONS ("Orion") is proposing to issue shares of its Series C 6% Cumulative Redeemable Convertible Preferred Stock (the "Preferred Stock") to each of the IPSP limited partners (other than ONS) and to release each of the limited partners from such limited partner's obligations under its Contingent Capacity Agreement, among others, in exchange for such limited partner's limited partnership shares in IPSP (the "Exchange Transaction"). A portion of the number of shares of Preferred Stock to be delivered to each of


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the limited partners in the Exchange Transaction represents repayment by ONS, on behalf of IPSP, of the amounts paid by the limited partners to IPSP under their Contingent Capacity Agreements.

In the consideration of the premises set forth herein and for other good and valuable consideration, the receipt of which is acknowledged, the parties, intending to be legally bound, agree as follows:

1. (i) In respect of BAe Portions paid on or before 29th January, 1997, within five days of the date upon which MCN receives from Orion one or more certificates evidencing the shares of Preferred Stock that Orion is required to deliver to MCN in the Exchange Transaction (the "Closing Date"), MCN shall irrevocably assign to BAeComs, free of all encumbrances, (a) 1,914 shares of Preferred Stock in respect of BAe Portions prior to 24th December, 1996 plus (b) in respect of all BAe Portions made between 24th December, 1996 and 29th January, 1997 a number of shares of Preferred Stock equal to the quotient obtained by dividing (i) 85% of the aggregate of such BAe Portions by (ii) 1,000 or such other number as is used to compute the number of shares MCN will be entitled to receive in the Exchange Transaction.

         (ii) In respect of BAe Portions paid in the period from 30th January, 1997 until Closing, to the extent that MCN receives cash refunds for Contingent Capacity Payments under Section 3.2(c)(x) of the Exchange Agreement as amended, it will within five days of the receipt pay 75/175 of that amount to BAe Coms in immediately available funds in US dollars. To the extent that MCN receives shares of Preferred Stock, MCN shall within five days irrevocably assign to BAeComs, free of all encumbrances, 75/175 of the number of shares received. If MCN receives a mixture of cash and Preferred Stock, MCN will pay to BAe 75/175 of the cash received and irrevocably assign 75/175 of the shares of Preferred Stock received.

2. The Indemnity Agreement shall terminate only upon the date upon which MCN's obligations under the Contingent Capacity Agreement terminate.

3. This Letter Agreement shall be governed by the laws of the State of New York without regard to its conflicts of laws principles.

4. The provisions of this Letter Agreement are not intended to be for the benefit of any third party upon whom benefits are not specifically conferred by this Agreement.

5. This Letter Agreement may not be amended, altered or modified except by a written instrument signed by the parties.

6. This Letter Agreement may be executed in a number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.




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7.       BAe may terminate this Letter Agreement on 1st May, 1997 if the Closing
         Date has not occurred by such date and BAeComs has served notice of termination under Section 13.1(b) of the Exchange Agreement as amended.

8. MCN may terminate this Letter Agreement on 1st May, 1997 if the Closing Date has not occurred by such date and it has served notice of termination under Section 13.1(b) of the Exchange Agreement as amended.

9. This Letter Agreement and the Indemnity Agreement contain all of the understanding and agreements of every kind and nature existing between BAe and MCN with respect to the subject matter of this Agreement. In particular this Letter Agreement supersedes the Letter Agreement between us dated 1st July 1996 which shall cease to have effect as from signature of this Letter Agreement by all parties to it.

If the terms of this Letter Agreement are satisfactory to you, please so indicate by signing in the space provided below.

Sincerely                              Accepted and Agreed:



British Aerospace Plc.                 For and on behalf of Lagardere Groupe SA

By  /s/ W.A. Rice                      By /s/ illegible
    -------------                         -------------

Name     W.A. Rice
Title    Director
         BAe Communications

                                       For and on behalf of MCN Sat. US, Inc.

                                       By /s/ Claude Goumy
                                         --------------------

                                       Claude Goumy, President